U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For March 24, 2005

TRAMFORD INTERNATIONAL LIMITED

34th Floor, West Tower, Shun Tak Centre
200 Connaught Road Central, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): -

Tramford Announces Appointment of Independent Director

HONG KONG — March 24, 2005 — Tramford International Limited (NASDAQ: TRFDF) (“Tramford” or the “Company”) announced today the appointment of Mr. L. C. Wan as Independent Director pursuant to a resolution passed in the Company’s board meeting held on March 24, 2005.

Mr. Wan graduated from the Coventry Polytechnic with a master degree in 1988. He was fellow member of the Chartered Association of Certified Accountants and an associate member of the Hong Kong Institute of Certified Public Accountants. Prior to his service with the Company, he was the General Manager in Finance and Administration of the China Digital satNet Limited (www.chinasatnet.com) and the Project Financial Controller of the C.P. Pokphand Co. Ltd. (www.cpthailand.com). Mr. Wan had extensive and valuable experience in financial management, which can significantly contribute to the improvement of the Company’s corporate governance. Mr. Wan will also be appointed the financial expert of the Audit Committee subsequent to his appointment.

Following the change, the directors of the Company as at the date of this announcement were as follows: -

Executive Directors:

Zhao Chang Shan, Jiang Xin Hao, Michael Siu

Independent Directors

Zhu Xiao Hui, Yu Xiang Dong, L. C. Wan

About Tramford

Tramford, through its subsidiaries, is engaged in network security and related software development businesses. The major customers include large enterprises and government bureaus.

Contact:	Tramford International Limited
Michael Siu, 852-21056253
Email: michaelsiu@behl.com.hk

Source:	Tramford International Limited

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tramford International Limited (Registrant) Dated: March 24, 2005
By:	/s/ Michael Siu
	Name:	Michael Siu
	Title:	Chief Financial Officer Company Secretary